

Mail Stop 3030

December 1, 2015

Via E-mail
Mr. Jarrett Gorlin
Chief Executive Officer
MedoveX Corp.
3279 Hardee Avenue
Atlanta, Georgia 30341

> **Re: MedoveX Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-Q for the Quarterly Period ended September 30, 2015**
> **Filed November 13, 2015**
> **Amendment No. 1 to Form 8-K dated June 10, 2015**
> **Filed June 12, 2015**
> **File No. 001-36763**

Dear Mr. Gorlin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

1.   You disclose that management concluded that your disclosure controls and procedures were effective. However, in the second paragraph on page 32 you disclose that management concluded that a material weakness existed in internal control over financial reporting and your disclosure controls. Please tell us how management was nonetheless able to conclude that disclosure controls and procedures were effective in spite of the material weakness noted in your disclosure controls.

Management's Report on Internal Control over Financial Reporting, page 31

2.   We note that you performed an assessment of your internal control over financial
        reporting as of December 31, 2014. However, you did not disclose your management's
        conclusion on the effectiveness of your internal control over financial reporting as of that
        date. Please amend the filing to include that disclosure. Please note the guidance in Item
        308(a)(3) of Regulation S-K which states that management is not permitted to conclude
        that a registrant's internal control over financial reporting is effective if there are one or
        more material weaknesses identified.

3.   In the requested amendment, please revise the section to disclose whether you used the
        2013 or 1992 version of the Committee of Sponsoring Organizations of the Treadway
        Commission's Internal Control-Integrated Framework. Refer to Item 308(a)(2) of
        Regulation S-K.

Form 10-Q for the Quarterly Period ended September 30, 2015

Item 1. Financial Statements

Note 5. Acquisitions, page 8

4.   We note that you completed the Streamline, Inc. acquisition as of March 29, 2015 and
        that you recorded $10.1 million related to a patent. Please explain to us how you
        determined the fair value of this patent on the date of acquisition and how you are
        planning on accounting for this intangible asset on an on-going basis. Refer to the
        guidance in ASC 350 and 805.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 16

5.   Please amend to disclose the conclusions of your principal executive and principal
        financial officers regarding the effectiveness of your disclosure controls and procedures
        as of the end of the period covered by the report. Refer to Item 4 of Form 10-Q and Item
        307 of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly
        periods ended March 31, 2015 and June 30, 2015.

6.   You disclose that you performed an assessment of your internal control over financial
        reporting as of September 30, 2015. The requirement for management to assess internal
        control over financial reporting is only an annual requirement under Item 308 of
        Regulation S-K. If you performed an assessment and intended to provide the disclosures
        required by Item 308(a) of Regulation S-K, please amend the filing to also provide
        management's conclusion on the effectiveness of your internal control over financial
        reporting as of September 30, 2015. Otherwise, please amend the filing to remove the

disclosures relating to the evaluation of internal control over financial reporting as of September 30, 2015. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015.

Exhibit 32.1

7.   We note that your certifications refer to the Form 10-Q for the quarter ended June 30, 2015. While we note the abbreviated amendment filed on November 20, 2015, please file an amendment to your Form 10-Q for the period ended September 30, 2015 that includes the entire filing together with certifications that refer to the proper period.

Amendment No. 1 to Form 8-K filed June 12, 2015

8.   Please amend to include the pro forma financial information required by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery